[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 12, 2013

BY HAND AND EDGAR

John Dana Brown
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Intrawest Resorts Holdings, Inc. Draft Registration Statement on Form S-1 Submitted September 30, 2013 CIK No. 377-00327

Dear Mr. Brown:

On behalf of Intrawest Resorts Holdings, Inc. (the “Company”), enclosed is a copy of an amendment (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial confidential submission of the Registration Statement to the Commission on September 30, 2013.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of October 25, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

John Dana Brown

Securities and Exchange Commission

November 12, 2013

General

1.	Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company has revised the Registration Statement to include three pages of graphics immediately following the cover page of the prospectus and one page of graphics immediately preceeding the back cover page of the prospectus.

2.	In the next amendment, please fill in all information omitted from the prospectus other than information omitted pursuant to Rule 430A of the Securities Act. We note for example that you have not named your underwriters. If the next submission is not complete we may be unable to review your submission.

The Company has revised the Registration Statement to reduce the amount of incomplete information. As discussed with the Staff in a telephone conversation on October 28, 2013, the Company is in the process of finalizing the selection of the underwriters for the offering. The Company undertakes to provide in future amendments all omitted information in the Registration Statement that the Company is not entitled to omit under Securities Act Rule 430A, including the names of the underwriters. The Company will allow sufficient time for the Staff to review the complete disclosure and for the Company to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

3.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

To date, neither the Company nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. To the Company’s knowledge, to date, there are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering. To the extent that any such written communications or research reports may in the future be presented to potential investors or published or distributed, as the case may be, the Company will provide copies of such written materials and research reports to the Staff.

2

John Dana Brown

Securities and Exchange Commission

November 12, 2013

4.	Please review the chronological ordering of tabular information throughout your filing to ensure consistency in accordance with SAB Topic 11E. For example, we note the financial information in the Summary Historical and Unaudited Condensed Combined Financial and Operating Information on page 9 presents 2011-2013 while your financial statements are presented 2013-2011.

The Company has revised its financial statements so that they are presented from left to right in the same chronological order as the tabular financial information contained in the Registration Statement.

5.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

The Company confirms that it will update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

6.	Upon filing a Form S-1, please provide a currently dated consent from the independent registered public accounting firm.

The Company confirms that it has provided currently dated consents from the Company’s independent registered public accounting firm in connection with the filing of the Amendment.

Prospectus Cover Page

7.	To the extent that the underwriter’s option to purchase additional shares is not exercised in full, please clarify how the share purchases will be allocated among you and the Initial Stockholder here and in your Underwriting section.

The Company currently expects that the over-allotment option will be apportioned between the Company and the Initial Stockholder pro rata in accordance with the number of shares initially sold by the Company and the Initial Stockholder. The Registration Statement has been updated to reflect this fact.

8.	Please remove the statement “a leading global investment manager that offers alternative and traditional investment products” as this is not responsive to Item 501(b) of Regulation S-K.

The Company has removed the statement from the cover page of the prospectus.

3

John Dana Brown

Securities and Exchange Commission

November 12, 2013

Prospectus Summary, page 1

9.	Please revise the prospectus summary section and throughout to eliminate subjective statements such as the statements regarding your status as a “premier” mountain resort and adventure company, your “distinctive” vacation and travel experiences, “iconic” mountain resorts, “exceptional track record” and “exceptional” recreational experience on page 1, “world-class” guest services, “authentic” 1880s western atmosphere, “world-class” mogul skiing, “world-class” mountain biking destination, “unique European feel and ‘joie de vivre,’” “vibrant” pedestrian village and “unique” pedestrian village on page 2, “unique” nightlife, “unparalleled” skiing, “world-class” accommodation, “intimate and inviting” lodgings, “unmatched” knowledge, “substantial” value, “iconic market leading” mountain resorts and “world’s premier” mountain adventure company on page 3, “unmatched” adventure experience and “breathtaking portfolio” on page 4.

Alternatively, please clarify what you mean by such statements, revise to state as your beliefs, and provide the basis for such beliefs. These are only examples. Please revise throughout, as necessary.

The Company has removed references to the above-referenced statements from the Registration Statement, except as described below in the response to this Comment.

Concurrent with this submission, the Company is providing, under separate cover, support for the statements that the Company is one of North America’s “premier” mountain resort and adventure companies, that the Company owns interests in seven “iconic” mountain resorts, that CMH is North America’s “leading/premier” heli-skiing adventure company, that CMH provides what the Company believes to be an unparalleled backcountry experience in North America, and that the Company has “market-leading” resorts.

The statement that the Company delivers “distinctive” vacation and travel experiences is supported by the fact that skier experiences are unique to each mountain resort, as mountain resorts are not “one size fits all.” Among other things, the combination of terrain, natural surroundings and base village differs from resort to resort. As a result, the experience of a skier is distinct across the Company’s mountain resorts and across mountain resorts more broadly.

The Company has restated as a belief the statement on page 4 of the Registration Statement that its core development parcels will provide the Company with the ability to create substantial value through future development. Please see the response to Comment No. 25, below.

10.	Please identify in this section which of your resorts and operations operate on federal or Crown land or land owned by other governmental entities and the risks that are associated with not owning all of the land on which you conduct your operations. Alternatively, include a cross-reference to where such risks are discussed.

The Company has revised page 3 of the Registration Statement to indicate that certain of its mountain resorts and CMH operate on federal or Crown land or on land owned by other governmental entities. The Company has included disclosure on page 8 of the Registration Statement that indicates that there are risks associated with not owning all of the land on which the Company conducts its operations.

4

John Dana Brown

Securities and Exchange Commission

November 12, 2013

11.	Please revise to clarify what you mean by certain statements such as “major” resort and “championship” golf courses on page 2, that you “pioneered” heli-skiing, that your heli-skiing business is “integrated,” “tenured” powder-filled acres, and a “robust bed base” on page 3.

The Company has removed each of these statements from the Registration Statement, except for the statement that the Company’s heli-skiing business is integrated. The Company notes that it owns the helicopters that are used for CMH’s operations and operates a helicopter maintenance, repair and overhaul business that repairs and maintains the helicopters used for CMH’s operations.

Overview, page 1

12.	Please tell us the basis for your statement that you own “the world’s leading heli-skiing adventure company” and statements elsewhere such as “has been the world’s largest integrated heli-skiing business ever since” on page 3. In addition please tell us the basis for your statement on page 2 that Snowshoe is “the largest ski resort in the Mid-Atlantic region of the United States.”

Concurrent with this submission, the Company is providing to the Staff, under separate cover, support for the statement that the Company owns North America’s leading heli-skiing adventure company and that Snowshoe is one of the largest ski resorts in the Southeast region of the United States. The Company has removed from the Registration Statement the statement that CMH has been the world’s largest integrated heli-skiing business since the 1960s.

13.	We note your disclosure in the first paragraph of this section that you “generated total revenues of $524.4 million” during fiscal 2013. Please disclose your net losses for the most recently audited fiscal year and your current debt level.

The Company respectfully submits that disclosing in the first paragraph of the Overview section of the prospectus the Company’s net losses for the most recently audited fiscal year as well as the Company’s current debt level would be confusing to investors. The net loss attributable to the Company in fiscal 2013 was $295.6 million. Contributing to the net loss in fiscal 2013 was interest expense of $335.0 million, $236.6 million of which related to interest expense on notes payable to partners. Prior to the completion of the offering, the Company intends to refinance its existing First Lien Credit Agreement and Second Lien Credit Agreement. In addition, as part of the Restructuring that will occur prior to the completion of the offering, the notes payable to partners and all accrued and unpaid interest thereon will be exchanged for equity and cancelled, modified and contributed to the Company or modified to release the Company and its subsidiaries as guarantors and pledgors with respect to such loans. As a result of the Refinancing and the Restructuring, the Company’s outstanding indebtedness, and the interest expense thereon, will decrease materially. Therefore, disclosure of the Company’s net losses for fiscal 2013 and the Company’s current (pre-Refinancing and Restructuring) debt level is not representative of the Company’s pro forma results of operations or financial condition. In response to the Staff’s comment, the Company has included on page 1 of the Registration Statement a cross-reference to the pro forma financial information contained in the Registration Statement.

5

John Dana Brown

Securities and Exchange Commission

November 12, 2013

14.	Please revise the last sentence of the first paragraph to disclose that there is no guarantee that you will experience growth or profitability in the near future. Similarly please revise the last sentence of the carryover paragraph from page 3 to page 4 to clarify that there is no guarantee that CMH will grow and similarly revise the statement on page 5 that your management team “has demonstrated its ability... to grow the business.”

In response to the Staff’s comment, the Company has included disclosure on page 9 of the Registration Statement that indicates that there is no guarantee that the Company will experience growth and improving profitability in the future. With respect to the statement on page 5 that the Company’s management team “has demonstrated its ability … to grow the business,” please see the response to Comment No. 15, below.

15.	Please balance your statement here regarding your exceptional track record, the statement regarding your management team’s “proven track record” on page 5, and similar statements elsewhere by disclosing that you have had net losses for the three most recently completed fiscal years.

The Company has revised the statement regarding its “exceptional track record” on page 1 of the Registration Statement. With respect to statements in the Registration Statement regarding the “proven track record” of the Company’s management team, the Company respectfully submits that the fact that the Company had net losses for the three most recently completed fiscal years is not representative of the performance of the underlying business of the Company. Please see the response to Comment No. 13, above. During the three year period ended June 30, 2013, the Company’s reportable segment revenues grew at a compound annual growth rate (“CAGR”) of 3.8% and the Company’s Adjusted EBITDA grew at a CAGR of 5.6%.

16.	Please provide the basis for your belief that the recreational adventure and experiential travel will continue to gain in popularity due, in part, to the baby boomer generation living longer and healthier lives. Alternatively, please remove this disclosure.

Concurrent with this submission, the Company is providing to the Staff, under separate cover, support for such statement.

17.	We note your disclosure that you intend to grow the scale of your businesses through internal growth initiatives and accretive leisure and adventure acquisitions. Please tell us whether you currently have any plans for material acquisitions.

While the Company evaluates acquisition opportunities from time to time, no material acquisition is probable at this time.

6

John Dana Brown

Securities and Exchange Commission

November 12, 2013

Our Business, page 1

Steamboat, page 2

18.	Please clarify what you mean on page 2 that Steamboat has “produced” 79 winter Olympians and please tell us the basis for your belief that this number is “more than any other resort in North America.”

In response to the Staff’s comment, the Company has revised page 2 of the Registration Statement to indicate that 79 winter Olympians have been trained in Steamboat Springs, Colorado, where Steamboat is located.

19.	Please provide a brief definition of the term “signature Champagne Powder.”

In response to the Staff’s comment, the Company has revised page 2 of the Registration Statement to provide a brief definition of the term “Champagne Powder®” snow.

Winter Park Resort, page 2

20.	Please clarify that you refer to the resort as “Colorado’s Favorite” as part of your marketing for this resort. Similarly revise to state that you refer to Steamboat as “Ski Town, U.S.A” as part of your marketing effort for that resort.

The Company has revised page 2 of the Registration Statement to indicate that the Company refers to Winter Park as “Colorado’s Favorite®” as part of the Company’s marketing effort. The Company has removed from the Registration Statement references to “Ski Town, U.S.A.®”

Canadian Mountain Holidays, page 3

21.	Please briefly describe your ownership interests in Alpine Helicopters and CMH’s dependence on Alpine Helicopters here.

The Company has revised pages 3 and 4 of the Registration Statement to briefly describe the Company’s ownership interest in Alpine Helicopters and to note the fact that Alpine Helicopters is the exclusive provider of flight services to CMH. The Company has also included on page 4 of the Registration Statement a cross-reference to the Business section of the Registration Statement where additional details on the Company’s relationship with Alpine Helicopters are provided.

7

John Dana Brown

Securities and Exchange Commission

November 12, 2013

22.	Please clarify what you mean by “a high percentage of repeat guest visits annually” by providing quantitative information here.

In response to the Staff’s comment, the Company has revised page 3 of the Registration Statement.

23.	Please revise the second to the last sentence in the first paragraph of this section to state as a belief. In addition, please tell us what you mean by “highly-skilled” pilots and “significant” experience.

In response to the Staff’s comment, the Company has revised page 3 of the Registration Statement and has removed references to “highly-skilled” pilots and “significant” experience from the Registration Statement.

24.	Please tell us the basis of your belief that your CHM business has an “industry leading reputation” and please tell us the basis of your belief that the popularity of adventure travel is rising. Finally, please clarify that there is no guarantee that adventure travel will continue to increase in popularity and that, even if it does, there is no guarantee that your business will increase.

Concurrent with this submission, the Company is providing to the Staff, under separate cover, support for the statement that the Company’s CMH business has an industry leading reputation and support for the Company’s belief that the popularity of adventure travel is rising. As discussed in the response to Comment No. 14, the Company has included disclosure on page 9 of the Registration Statement that indicates that there is no guarantee that the Company will experience growth and improving profitability in the future.

25.	Please clarify what you mean by “high-quality, core development parcels.” In addition, please revise your statement on page 3 that such parcels will provide you with the ability to create substantial value through future development to state as a belief, and clarify that there is no guarantee that such development will allow you to create substantial value.

In response to the Staff’s comment, the Company has revised page 4 of the Registration Statement and has included disclosure on page 8 of the Registration Statement that indicates that there are risks associated with the Company’s ability to complete any real estate development projects and achieve the anticipated financial benefits from such projects.

26.	We note your disclosure regarding the development parcels surrounding your Steamboat, Winter Park, Tremblant, Stratton and Snowshoe resorts and your disclosure that “[your] current activities are focused on designing strategies for future development of [your] core entitled lands.” Please state whether you currently have any plans for developing such lands and provide an estimate for when you intend to begin such development, if known.

The Company has revised page 4 of the Registration Statement.

8

John Dana Brown

Securities and Exchange Commission

November 12, 2013

27.	Please clarify what you mean by “significant” capabilities to manage, market and sell real estate. In addition, please balance your disclosure regarding your real estate management to disclose that, because of third-party services that assist condominium owners in leasing, you have experienced a decline in the number of condominium owners using your rental management services.

The Company has revised page 4 of the Registration Statement to remove the references to “significant” and has included disclosure on page 8 of the Registration Statement that indicates that there are risks associated with the fact that the Company is not the sole property manager at certain of its real estate developments.

Our Strengths, page 3

Geographically Diversified Portfolio, page 4

28.	Please tell us why you believe that ownership of mountain resorts, adventure travel assets and real estate is unique to your company. Alternatively, please remove this statement. Similarly, please tell us the basis for your statement that your competitors have more geographically concentrated businesses. Alternatively, please remove this statement.

The Company has revised page 4 of the Registration Statement to remove the statement that ownership of mountain resorts, adventure travel assets and real estate is unique to the Company. Concurrent with this submission, the Company is providing to the Staff, under separate cover, support for the statement that the Company’s competitors have more geographically concentrated businesses.

29.	Please revise the second to the last sentence in this section to state as a belief.

The Company has revised page 4 of the Registration Statement.

Loyal Customer Base with Significant Discretionary Income, page 4

30.	Please revise the first sentence in this section to state as a belief and please tell us the basis for your belief that your typical customer is “more resilient than the average customer during an economic slowdown.” Alternatively, please remove this statement.

In response to the Staff’s comment, the Company has revised page 4 of the Registration Statement. Given the affluent nature of the Company’s customer base, the Company believes that its average customer is more resilient than the average consumer during an economic downturn.

9

John Dana Brown

Securities and Exchange Commission

November 12, 2013

31.	Please balance your disclosure in this section by disclosing here that your mountain segment revenue per visit decreased in fiscal year 2013, that the CMH guest nights also decreased in fiscal year 2013 and that, even though your skier visits did increase in fiscal year 2013, the number of visits in fiscal year 2013 was less than the number of visits in fiscal year 2011.

The Company generally attracts a more affluent customer than many other leisure activities, such as theme parks. To provide context, the Company has provided disclosure surrounding “average Mountain segment revenue per visit” and “average revenue per CMH Guest Night” for fiscal 2013. The Company respectfully submits that comparative disclosure to prior years is not necessary in the context of this section, especially in light of the fact that fiscal 2013 results for these two operating statistics have not changed significantly versus fiscal 2012 results. The Company also respectfully submits that disclosure of total skier visits is not relevant in the context of this section.

32.	Please tell us the basis for your belief that there is an “increased demand” for active, adventure oriented travel experiences.

Concurrent with this submission, the Company is providing to the Staff, under separate cover, support for such statement.

Recurring and Stable Revenue, page 4

33.	Please revise to disclose here the season pass and frequency product revenue for each of your last three fiscal years.

The Company has revised page 5 of the Registration Statement.

34.	Please clarify that there is no guarantee that the number of season pass holders will remain constant or increase in future years, and disclose that the percentage of your total lift revenue that consisted of season pass and frequency product revenue decreased in fiscal year 2013. Refer to page 47.

The Company has revised page 5 of the Registration Statement to disclose the percentage of the Company’s total lift revenue that consists of season pass and frequency product revenue in each of fiscal 2011, 2012 and 2013. The Company has also included disclosure on page 9 of the Registration Statement that indicates that there can be no assurance that the number of visitors to the Company’s mountain resorts and CMH, including the number of season pass holders at the Company’s mountain resorts, will remain constant or increase in future years.

Seasoned and Experienced Management Team, page 5

35.	Please clarify that it is your belief that your management team is comprised of skilled and dedicated professionals.

The Company has removed this statement from the Registration Statement.

10

 John Dana Brown

Securities and Exchange Commission

November 12, 2013

36.	Please provide a brief description of your management team’s “management philosophy.”

The Company has removed the reference to “management philosophy.”

37.	Please balance the statement that “[your] management team has demonstrated its ability to adapt and adjust the business during economic downturns and grow the business” to explain that you had net losses for each of the past three completed fiscal years.

Please see the response to Comment No. 15, above.

Growth Strategies, page 5

Continue to Grow our Core Mountain Operations and Profitability, page 5

Enhance pre-sold offerings, page 5

38.	Please briefly describe what you mean by “appealing to more segments of the market” on page 5 by discussing such segments.

The Company has revised page 6 of the Registration Statement to provide a brief description of the referenced statement.

Maximize cross-selling opportunities, page 5

39.	Please explain how you “communicate with visitors during the planning stage of their visit.” In addition, please tell us why you believe that you have a “unique” ability to do so.

In response to the Staff’s comment, the Company has revised page 6 of the Registration Statement.

Drive Growth in Our Adventure Segment, page 5

40.	Please tell us whether you have any current plans to expand your existing lodges and/or build additional lodges within CMH’s terrain.

In response to the Staff’s comment, the Company has revised page 6 of the Registration Statement.

41.	Please provide a brief definition of “cat-skiing” and disclose whether you currently offer cat-skiing trips.

The Company has revised page 6 of the Registration Statement. The Company does not currently offer snowcat-accessed skiing, but is evaluating providing this offering for the 2014/2015 ski season. The Company will revise the disclosure in the Registration Statement should a determination be made prior to the completion of the offering to offer cat-skiing trips.

11

John Dana Brown

Securities and Exchange Commission

November 12, 2013

42.	Please provide the basis for you belief that the adventure travel industry is significantly underserved, and tell us the basis for your statement that there are a limited number of operators possessing the historical knowledge, resources and expertise needed to cater to the segment. We note from page 66 that there are 75 heli-skiing and cat-skiing operations in North America.

The Company has removed these statements from the Registration Statement.

Capitalize on “Home Team” Real Estate Advantage, page 5

43.	Please balance your disclosure in this section by disclosing here that your CMH guest nights decreased in the most recently completed fiscal year.

This section pertains to the Company’s competitive advantage associated with developing real estate at its mountain ski resorts. As a result, the Company respectfully submits that disclosure of any decrease in CMH guest nights is not relevant in the context of this section.

44.	You state in the first sentence that at “many” mountain resorts the land proximate to trails has been fully utilized, which suggests that at others it has not been fully utilized. In light of this, please tell us the basis for your claim that you have a “competitive advantage” as stated in the second sentence and tell us the basis for the claim that this is “something that other developers cannot do.”

In response to the Staff’s comment, the Company has revised page 6 of the Registration Statement.

Continue to Improve Operating Efficiency and Margins, page 6

45.	Please revise the second to the last sentence to state as a belief.

The Company has revised page 5 of the Registration Statement.

Pursue Strategic Acquisitions and Operating Relationships, page 6

46.	Please provide the basis for your belief that there will be a “significant opportunity to acquire ski resort assets at attractive valuations due to a generational shift in family owned resorts.”

In response to the Staff’s comment, the Company has removed this statement from the Registration Statement.

12

John Dana Brown

Securities and Exchange Commission

November 12, 2013

47.	Please revise the second to the last sentence to state as a belief, and please tell us why you are “well positioned to take advantage of [the] changing industry dynamics” resulting in the increase of family owned resorts that will be for sale. In this regard, we note your current debt level, interest rates on your debt, and your net losses. We also note that in recent years you have sold properties rather than acquire properties. In this regard, we note that in December 2012 you sold your remaining equity in Whistler Blackcomb Holdings, Inc. as stated on page 43.

In response to the Staff’s comment, the Company has revised page 6 of the Registration Statement. Following the Restructuring, the Refinancing and the offering, the Company believes that it will be well positioned to acquire additional ski resorts at attractive valuations. As a result of the Refinancing and the Restructuring, the Company’s outstanding indebtedness, and the interest expense thereon, will decrease materially. As a result of having less interest expense following the Refinancing and the Restructuring, the Company expects that its cash flow from operations will increase. As disclosed in the Registration Statement, the Company expects to use cash from operations, debt or equity financing or a combination thereof to finance future acquisitions.

Transactions to Occur Prior to the Consummation of this Offering, page 6

The Restructuring, page 6

48.	Please include Intrawest Caymen L.P. in your chart on page 7 or please advise.

The Company has revised the chart on page 7 of the Registration Statement to include a footnote which describes the relationship between Intrawest Cayman L.P. and the Initial Stockholder.

Initial Stockholder, page 7

49.	Please provide the name of the Initial Stockholder here and in the table on page 91.

The Company has revised the chart on page 7 of the Registration Statement to include a footnote which names the Initial Stockholder. The Company has also revised page 95 of the Registration Statement to name the Initial Stockholder.

Implications of Being an Emerging Growth Company, page 7

50.	We note your disclosure on pages 8 and 9 regarding the various exemptions that are available to you as an emerging growth company. Please include a brief discussion of the exemption from Section 14A(a) and (b) of the Securities Exchange Act of 1934 that is available to you.

The Company has revised page 9 of the Registration Statement to include a brief discussion of the exemption from Section 14A(a) and (b) of the Securities Exchange Act of 1934 that is available to the Company.

13

John Dana Brown

Securities and Exchange Commission

November 12, 2013

51.	It appears from the last sentence that you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b). Please revise to state that the election you have made is irrevocable.

The Company has revised page 9 of the Registration Statement.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Operating Information, page 9

52.	Based upon your disclosure in note (a) on page 41, it appears that the historical operations of Cayman L.P. include more than the two indirect subsidiaries which will be contributed to Intrawest Resorts Holdings in the restructuring. As such, please tell us the consideration that was given to presenting carve-out financial statements of Cayman L.P. showing only the results of the two subsidiaries which will become the successor entity as Intrawest Resorts.

Cayman L.P. is a holding company that conducts U.S., Canadian and European operations through various subsidiaries. Pursuant to the Restructuring, Cayman L.P. will contribute all of the historical assets and liabilities related to its U.S. and Canadian operations to the Company (Intrawest Resorts Holdings, Inc.). The historical assets and liabilities related to the European operations of Cayman L.P. will not be contributed to the Company in the Restructuring.

In determining the basis of presentation of the historical financial statements to be included in the Registration Statement, consideration was given to (i) SAB Topic 5-Z.7, Accounting for the spin-off of a subsidiary (“SAB Topic 5-Z.7”), and (ii) the materiality of the European operations of Cayman L.P. that will not be contributed to the Company in the Restructuring.

Pursuant to SAB Topic 5-Z.7, consideration was given to the nature, management, financing and common costs of the U.S., Canadian and European operations of Cayman L.P. The European operations of Cayman L.P. are similar to the U.S. and Canadian operations of Cayman L.P. In addition, the U.S., Canadian and European operations of Cayman L.P. have historically been managed and financed as a group, incurring shared costs at the corporate level. Although not all of Cayman L.P.’s U.S., Canadian and European subsidiaries are borrowers under Cayman L.P.’s existing financing agreements, including those agreements governing the FY13 Lien Loans and the notes payable to partners, such indebtedness supports all obligations under Cayman L.P. Key functions that manage and support Cayman L.P.’s U.S., Canadian and European operations are performed at the Cayman L.P. level, including legal, administrative, tax, accounting, financial planning and analysis, and financial reporting. In addition, annual budget creation and monitoring of financial performance are performed at the Cayman L.P. level. Corporate costs incurred, such as marketing, compensation and travel expenses, are recorded at the Cayman L.P. level. Based on this analysis, the Company concluded that the U.S., Canadian and European operations of Cayman L.P. are similar, that the operations are not managed and financed autonomously and that the operations share more than incidental costs.

14

John Dana Brown

Securities and Exchange Commission

November 12, 2013

In addition, management concluded that the European operations of Cayman L.P. are immaterial to Cayman L.P. as a whole. The Company has updated Note (a) to the pro forma financial statements on page 44 of the Registration Statement to reflect adjustments related to the European operations that will not be contributed to the Company in the Restructuring. The pro forma balance sheet as of June 30, 2013 will reflect the removal of approximately $9.2 million in net assets associated with the European operations of Cayman L.P. This represents less than 1.0% of the total net assets of Cayman L.P. as of June 30, 2013. The pro forma statement of operations for the fiscal year ended June 30, 2013 will reflect the removal of approximately $0.4 million in net revenue and $4.2 million in net loss associated with the European operations of Cayman L.P. This represents less than 1.0% of net revenue and 1.5% of net loss attributable to Cayman L.P. for the fiscal year ended June 30, 2013. Accordingly, the assets and liabilities of the Company immediately following the Restructuring will constitute substantially all of the assets and liabilities of Cayman L.P. prior to the Restructuring.

As a result of the foregoing, the Company has concluded that the presentation in the Registration Statement of the historical consolidated financial statements of Cayman L.P. is appropriate. The Restructuring will be reflected as a disposal under ASC 205-20 when it takes place.

53.	We note that the measure “ETP”, which is presented in the table on page 10 and described in footnote 9 on page 13, is utilized multiple times throughout the document before it is clearly defined on page 47. Consideration should be given to revising your disclosure of this measure throughout the document by providing either a definition of the measure or a reference to the location of the definition the first time it is utilized.

The Company has revised page 13 of the Registration Statement.

Risk Factors, page 15

54.	Please add a risk factor addressing the risk that climate change could have a negative impact on your business or please tell us why this is not necessary.

The Company has included a risk factor on climate change on page 22 of the Registration Statement.

55.	It appears that Fortress and the Initial Stockholder own other businesses in your industry. Please add a risk factor addressing the potential conflicts of interest. In addition, please discuss the risk associated with the provisions in your restated certificate of incorporation relating to Fortress’ and the Initial Stockholder’s rights regarding corporate opportunity. In addition, please provide a summary of such risks in your Prospectus Summary section. Refer to page 100.

The Company has revised the Registration Statement on pages 8, 25 and 26.

15

John Dana Brown

Securities and Exchange Commission

November 12, 2013

56.	Please add a risk factor that your competitors may have access to a cheaper source of funds. In this regard, we note that the Notes Payable to Partners currently accrues interest at rates ranging between 15.6% and 20.0% per annum. Refer to page 94.

In response to the Staff’s comment, the Company has revised pages 17 and 19 of the Registration Statement.

Risks Related to Our Business, page 15

Our Industry is sensitive to weakness, page 15

57.	Please expand this risk factor to address the effect that the weakness of the European economy has had on your business. In this regard, we note your disclosure on page 53 that European guests historically have compromised more than 35% of your total CMH winter guests. Alternatively, please tell us why you believe this is not necessary.

In response to the Staff’s comment, the Company has revised page 15 of the Registration Statement.

Risks Related to Our Organization and Structure, page 23

If the ownership of our common stock continues to be highly concentrated, page 23

58.	Please expand this risk factor or add a new risk factor that addresses risks associated with the Initial Stockholder’s and Fortress’ right to appoint a majority or your board or a majority plus one, depending upon the Initial Stockholder’s level of ownership, pursuant to the Stockholder’s Agreement.

The Company has revised pages 24 and 25 of the Registration Statement.

Use of Proceeds, page 31

59.	We regard this section as one of the most important in the prospectus because it tells investors what their money will be used for. Please either revise to present a quantified use of proceeds, including any specific investments and/or acquisitions, or to explain why you are unable to develop a plan to explain how the money will be used. To the extent that you do, please disclose pursuant to Item 504 of Regulation S-K.

The Company has revised page 33 of the Registration Statement. While the Company does not have specific plans regarding the use of the net proceeds to the Company from the offering, the Company expects, as described in the Registration Statement, to use the net proceeds for working capital and other general corporate purposes, including potential investments in, and acquisitions of, ski and adventure travel businesses and assets. Since these purposes are not definitive and the amounts and timing of the Company’s actual expenditures depend on several factors, management has discretion in using the net proceeds to the Company from the offering, and the Company cannot provide estimates of the amount of net proceeds it will use to support any potential purpose described. The Company will revise the disclosure in the Registration Statement should more specific determinations be made with respect to the use of proceeds prior to the completion of the offering.

16

John Dana Brown

Securities and Exchange Commission

November 12, 2013

60.	We note the reference to potential “acquisitions.” To the extent that proceeds may be used to finance acquisitions please identify the target, if known, or, if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business.

While the Company evaluates acquisition opportunities from time to time, no material acquisition is probable at this time. In response to the Staff’s comment, the Company has revised page 33 of the Registration Statement to identify the nature of the businesses that the Company may seek to acquire or invest in.

Capitalization, page 32

61.	Please remove the “unaudited” designation from the Pro Forma column of the table. Labeling the pro forma information as such gives the impression that the Actual column is audited. While we understand that the information in the Actual column is derived from audited amounts, a column of figures without the associated disclosures and auditor’s report is not considered audited. Please revise accordingly.

The Company has revised page 34 of the Registration Statement to remove the “unaudited” designation from the pro forma column of the table. The Company has made corresponding revisions throughout the Registration Statement.

Management’s Discussion and Analysis, page 42

62.	Please tell us how you determine “legacy”, “core” and “non-core” assets.

The Company has revised the Registration Statement beginning on page 52 to provide additional detail surrounding the Company’s determination of what constitutes a “non-core” asset. As set forth on page 52 of the Registration Statement, certain activities and assets, and the resulting expenses, gains and losses from such activities and assets, are deemed to be non-core by the Company’s chief operating decision maker (as defined in ASC 280-10-50-5) (“CODM”) when (i) they are not sufficiently related to the Company’s ongoing business, (ii) the Company plans to divest or wind them down and (iii) they are not reviewed by the Company’s CODM in evaluating the performance of the Company’s business. “Legacy” assets are a subset of “non-core” assets, as set forth on page 53 of the Registration Statement. Assets that are not classified as “non-core” assets are deemed to be “core” assets and are reviewed by the Company’s CODM in evaluating the performance of the Company’s business.

Adjusted EBITDA, page 44

63.	We note your disclosure and presentation of adjusted EBITDA. It is generally inappropriate to present a non-GAAP measure, such as adjusted EBITDA, before any discussion of GAAP operating results, as this gives the non-GAAP measure undue prominence compared to your GAAP results. Therefore, please revise to move this section to a location within the document where it is presented after the discussion of your GAAP results. In addition, this comment is also applicable to your section on segment adjusted EBITDA, starting on page 46.

In response to the Staff’s comment, the Company has revised page 49 of the Registration Statement to remove the presentation of Adjusted EBITDA. The Company has also revised page 49 of the Registration Statement to provide a discussion of the three reportable segments through which the Company manages its business and reports its operating results. In deciding how to allocate resources and assess performance, the Company’s CODM regularly evaluates the performance of the Company’s reportable segments on the basis of segment Adjusted EBITDA.

17

John Dana Brown

Securities and Exchange Commission

November 12, 2013

Debt, page 60

64.	In your disclosure, you state that you currently have a First Lien Credit Agreement, a Second Lien Credit Agreement and various other credit agreements, with total outstanding borrowings of $1.9 billion. Please expand your disclosure to state the amount of total borrowing capacity available on your credit agreements.

The Company has revised page 63 of the Registration Statement to include the total amount of remaining borrowing capacity under these credit agreements as of June 30, 2013.

65.	As a related matter, we note “various other credit agreements” aggregate nearly $1.358 billion, are with related parties, accrue interest at 15.6%-20%, and are due in 2019. Given your current operating cash flow, please tell us and expand your disclosure to discuss how you intend to satisfy this obligation.

As part of the Restructuring that will occur prior to the completion of the offering, the notes payable to partners and all accrued and unpaid interest thereon will be exchanged for equity and cancelled, modified and contributed to the Company or modified to release the Company and its subsidiaries as guarantors and pledgors with respect to such loans. The Company has revised the Registration Statement, including pages 6 and 7, to include a more fulsome discussion of the Restructuring.

Contractual Obligations, page 60

66.	It appears you are intending to present this table on a pro forma basis. Please also present the information on an actual basis as of June 30, 2013 or explain why you believe this information would not be meaningful.

The Company respectfully submits that disclosure of the contractual obligations table on an actual basis as of June 30, 2013 would be confusing to investors. As of June 30, 2013, the Company was a party to the First Lien Credit Agreement, the Second Lien Credit Agreement and various credit agreements governing the notes payable to partners. Prior to the completion of the offering, the Company intends to refinance the First Lien Credit Agreement and the Second Lien Credit Agreement. In addition, as part of the Restructuring that will occur prior to the completion of the offering, all of the notes payable to partners and all accrued and unpaid interest thereon will be exchanged for equity and cancelled, modified and contributed to the Company or modified to release the Company and its subsidiaries as guarantors and pledgors with respect to such loans. As a result of the Refinancing and the Restructuring, the Company’s outstanding indebtedness, and the maturity dates thereof, will change materially. As such, the pro forma contractual obligations table contained on page 63 of the Registration Statement will give pro forma effect to the Refinancing and the Restructuring.

18

John Dana Brown

Securities and Exchange Commission

November 12, 2013

Adventure Travel Industry, page 66

67.	Please tell us the basis for your statements in the second paragraph of this section.

Concurrent with this submission, the Company is providing to the Staff, under separate cover, support for such statements.

Our Business, page 68

Overview, page 68

68.	We note that you are currently planning to develop the parcels surrounding your resorts. Please disclose such plans, including a timeline and estimated budget.

In response to the Staff’s comment, the Company has revised page 71 of the Registration Statement.

Our Strengths, page 69

Iconic, Market Leading Mountain Resorts and World’s Premier Mountain Adventure Company, page 69

69.	Please revise the fifth sentence in this section to state as a belief.

The Company has revised page 72 of the Registration Statement.

Growth Strategies, page 70

Increase Visitation and Guest Revenue, page 70

70.	We note your disclosure that you intend to “continue to invest in technology solutions to create a more customized and convenient guest experience.” Please briefly describe these technology solutions.

The Company has revised page 73 of the Registration Statement.

19

John Dana Brown

Securities and Exchange Commission

November 12, 2013

Enhance Pre-sold Product Offerings, page 70

71.	Your disclosure that your frequency product sales have grown at a 12.4% CAGR over the past three years seems to contradict your statement on page 43 that the revenue from such products has grown at a CAGR of 6.3% over a three year period. Please revise for consistency and clarity or advise.

The Company has revised page 73 of the Registration Statement.

72.	Please provide a brief description of how you have increased your product offerings to appeal to more segments of the market. In addition, please provide the percentage increase or decrease of your frequency product sales for each of the last three years.

The Company has revised page 73 of the Registration Statement.

Capitalized on “Home Team” Real Estate Advantage, page 71

73.	Please clarify that additional units and beds at your resorts do not guarantee that you will increase visitor growth or profits.

The Company has revised pages 6 and 74 of the Registration Statement to indicate that it is the Company’s belief that additional units and beds will support incremental visitor growth and profits. In addition, the Company has revised the risk factor on page 22 to discuss the risk that an increase in the number of units and beds at the Company’s mountain resorts may not result in incremental visitor growth and profits.

Business Operations, page 71

Mountain, page 71

74.	We note your disclosure on page 71 that you offer lift pass products that are valid across multiple resorts owned by you and your partners. Please identify such partners and include the partnership agreements as exhibits to your next amendment.

The Company has revised page 75 of the Registration Statement to note that certain of the Company’s lift pass products are valid across multiple resorts owned by the Company and third parties with whom the Company has entered into contractual agreements. The Company does not consider these contractual agreements to be of the type that would require filing pursuant to Item 601(b)(10)(i) of Regulation S-K.

Mount Tremblant Resort, page 73

75.	Please clarify what you mean by “state-of-the-art” snowmaking system.

The Company has revised page 77 of the Registration Statement.

20

John Dana Brown

Securities and Exchange Commission

November 12, 2013

Real Estate, page 76

76.	Please revise the first sentence in the third paragraph on page 78 to state as a belief and please tell us the basis of this belief.

The Company has removed this sentence from the Registration Statement.

Marketing and Sales, page 79

77.	Please define what you mean by the “strong relationships” that your third party sales representatives have with your existing and potential clients. In addition, please briefly describe what you mean by your statement on page 80 that your “European sales network is well established.”

The Company has revised page 82 of the Registration Statement.

Management, page 87

Executive Directors and Officers, page 87

William Jensen, page 87

78.	Please include a brief discussion regarding the specific experience, qualifications, attributes or skills that led to the conclusion that William Jensen should serve as your director in light of your business and structure. Refer to Item 401(e)(1) of Regulation SK.

The Company has revised page 90 of the Registration Statement.

79.	Please disclose the date when Mr. Jensen became your director.

The Company has revised page 90 of the Registration Statement.

Board of Directors, page 88

80.	Please disclose the level of ownership interest of the Initial Stockholder that determines whether your board will consist of a majority of individuals designated by the Initial Stockholder or a majority plus one of individuals designated by the Initial Stockholder. In addition, please disclose this information in your Prospectus Summary section.

The Company respectfully advises the Staff that a draft of the Stockholders Agreement is currently being prepared by the parties and that the Company will disclose the level of ownership in a pre-effective amendment to the Registration Statement. In addition, in response to the Staff’s comment, the Company has revised page 8 of the Registration Statement.

21

John Dana Brown

Securities and Exchange Commission

November 12, 2013

Executive Compensation, page 89

81.	Please revise to include completed disclosure for all items required by Item 402 of Regulation S-K. For example we note that the Summary Compensation Table is not yet complete.

The Company has revised pages 92 through 94 of the Registration Statement.

Employment Arrangements, page 90

82.	When available, please file your employment agreements with your named executive officers as exhibits to your registration statement.

The Company acknowledges the Staff’s comment and undertakes to file the employment agreements with Messrs. Jensen and Goldstein as exhibits to a subsequent amendment to the Registration Statement once such agreements have been executed.

Principal and Selling Stockholder, page 91

83.	Please revise to describe the transaction by which the Initial Stockholder came into ownership of your shares.

In response to the Staff’s comment, the Company has revised page 95 of the Registration Statement. In addition, the Company supplementally informs the Staff that the Intrawest business was acquired by private equity funds managed by affiliates of Fortress in a “going private” transaction in 2006.

84.	Please tell us whether the Initial Stockholder is a broker dealer or an affiliate of a broker dealer.

The Initial Stockholder is an affiliate of Fortress Capital Formation LLC (“FCF”), a limited purpose broker-dealer registered with the SEC and a member of FINRA. FCF operates as a broker-dealer for the limited purpose of acting as placement agent in private offerings of interests in private investment funds managed by affiliated entities.

22

John Dana Brown

Securities and Exchange Commission

November 12, 2013

Description of Capital Stock, page 96

Forum Selection Clause, page 99

85.	We note your disclosure on page 99 regarding the choice of forum. Please include a risk factor describing the risks attendant to investors from the exclusive forum provision in your restated certificate of incorporation.

In response to the Staff’s comment, the Company has revised page 27 of the Registration Statement to include the requested risk factor.

Underwriting, page 105

86.	Please revise to state that the selling shareholder may be deemed an underwriter.

The Initial Stockholder has informed the Company that although it does not believe that it should be considered an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act, the Initial Stockholder recognizes the potential liability under the Securities Act associated with being a selling stockholder in the offering.

Market and Industry Data and Forecasts, page 111

87.	We note that you have relied on reports and publications from third-party sources for data. Please provide us with the relevant portions of the materials you cite. If any of these reports or publications were commissioned by you for use in connection with the registration statement, please also file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

The Company confirms that all reports and publications from third-party sources cited in the Registration Statement represent information that is generally available to the public, either for free or for a preset subscription fee, which the Company has paid, if applicable. In addition, the reports and publications from third-party sources were not commissioned by the Company or otherwise specifically prepared or certified for use in connection with the Registration Statement, nor have any of the third-party sources prepared or certified any portion of the Registration Statement. Accordingly, the Company respectively submits that it is not required to file consents with respect to the reports and publications from third-party sources cited in the Registration Statement under Rule 436 of Regulation C or Section 7 of the Securities Act.

Concurrent with this submission, the Company is providing to the Staff, under separate cover, copies of the reports and publications cited in the Registration Statement clearly marked to highlight the portion or section that contains the relevant information and cross-referenced to the appropriate location in the Registration Statement.

23

John Dana Brown

Securities and Exchange Commission

November 12, 2013

Financial Statements

Note (17) Discontinued Operations, page F-37

88.	You state that the discontinued operations relate to the disposal of your legacy real estate businesses. Please explain how these legacy real estate businesses differ from the current operations within your real estate segment such that they meet the criteria for discontinued operations as outlined in ASC 205-20-45-1.

The discontinued operations primarily relate to non-core mountain resorts, lodging and golf operations disposed of during fiscal 2011. Certain activities and assets, and the resulting expenses, gains and losses from such activities and assets, are deemed to be non-core by the Company’s CODM when they are not sufficiently related to the Company’s ongoing business, the Company plans to divest or wind them down and they are not reviewed by the Company’s CODM in evaluating the performance of the Company’s business.

The Company has revised the introductory paragraph of Note 17 to reflect the following:

“The Partnership has classified all operations meeting specified criteria as discontinued operations in the consolidated statements of operations. These discontinued operations represent the disposal of non-core mountain resorts, lodging, and golf operations sold during the year ended June 30, 2011.”

In reporting these resorts and businesses as discontinued operations, the Company applied the guidance set forth in ASC 205-20-45-1. The resorts and businesses were determined to be components of the Company that had distinguishable operations and cash flows. Each of these resorts and businesses was held in a separate indirect legal subsidiary of Cayman L.P. and was historically operated, managed and evaluated separately. The operations and cash flows of the disposed resorts and businesses were removed from the Company’s ongoing operations as a result of the sale and the Company did not have any significant continuing involvement in the resorts and businesses after their disposal.

Exhibit Index, page II-5

89.	Please file a copy of the Third Lien Loans, the Tranche B Loans and the Affiliate Loan as an exhibit to your registration statement pursuant to Item 601(b)(10)(ii)(B) or tell us why this is unnecessary. In addition, please file a copy of the New Credit Agreement as an exhibit to your registration agreement.

The credit agreements governing the Third Lien Loans, the Tranche B Loans and the Affiliate Loans will be terminated prior to the Company’s request for acceleration of the effectiveness of the Registration Statement, at which time such agreements will not constitute ongoing contractual obligations of the Company. The Company will enter into the New Credit Agreement in connection with the Refinancing and will file the New Credit Agreement as an exhibit to a pre-effective amendment to the Registration Statement.

Please telephone the undersigned at (212) 735-2918 if you have any questions or require any additional information.

Very truly yours,

/s/ Gregory A. Fernicola

Gregory A. Fernicola

cc:	Kristin Shifflett, Securities and Exchange Commission
Amy Geddes, Securities and Exchange Commission
Sonia Bednarowski, Securities and Exchange Commission
William Jensen, Chief Executive Officer, Intrawest Resorts Holdings, Inc.
Joshua B. Goldstein, Chief General Counsel, Intrawest Resorts Holdings, Inc.

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